KALOBIOS PHARMACEUTICALS, INC.

260 East Grand Avenue

South San Francisco, CA 94080

August 6, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler

Re:	KaloBios Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed August 6, 2012
File No. 000-54735

Dear Mr. Riedler:

KaloBios Pharmaceuticals, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form 10-12G (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter four hard copies of Amendment No. 2 which are marked to show changes to Amendment No. 1 to the Registration Statement filed on July 19, 2012.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated July 31, 2012, from the staff of the United States Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the July 31, 2012 letter in italicized print, and the Company’s responses are provided below each comment.

Disadvantages of Humaneered Technology, page 13

1.	We note your response to our prior comment 6. Please revise your disclosure to clarify what you mean by the term “de novo technology.”

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has removed the term “de novo technology” from its disclosure on page 13 of the Registration Statement and instead used plain English to explain the concept.

Novartis, page 13

2.

We note your response to our prior comment 9. After examination of the Novartis agreement, we note that this is a royalty free license. However, we also note that there are fees associated with the license. Notwithstanding your confidential treatment request,

United States Securities and Exchange Commission

August 6, 2012

please revise your disclosure to provide the aggregate amounts received to date and any aggregate amounts to be received in the future as we deem this information to be material to investors.

RESPONSE TO COMMENT 2:

The Company has revised the Registration Statement in response to the Staff’s comment to provide the aggregate amounts received to date pursuant to the Novartis agreement on page 13 of the Registration Statement. The Company supplementally advises the Staff that all obligations of Novartis under the agreement have been satisfied and that there are no additional amounts to be received in the future by the Company from Novartis pursuant to the agreement.

The Ludwig Institute for Cancer Research, page 13

3.	We note your response to our prior comment 7. We also note that the duration of the 2004 development and license agreement with the Ludwig Institute for Cancer Research lasts until the later of the expiration of the last to expire patent or 10 years from first commercial sale of the product. Please revise your disclosure to provide the expiration date of the last to expire patent.

RESPONSE TO COMMENT 3:

The Company has revised the Registration Statement on page 13 in response to the Staff’s comment to provide the expiration dates of the last to expire patent for CM-CSF and EphA3, which dates are currently expected in 2029 and 2030, respectively.

Intellectual property, page 13

4.	We note your response to our prior comment 10. However, we also note that the disclosure in this section of your amended filing appears to be much less than what was disclosed in your original filing. Please revise your disclosure to describe your material patents, including the following:

•	Specific products, product groups or technologies to which such patents relate;

•	Whether the patents are owned or licensed from third parties;

•	Identification of applicable jurisdictions; and

•	Patent expiration dates.

RESPONSE TO COMMENT 4:

The Company supplementally advises the Staff that certain disclosures that may appear to have been deleted in Amendment No. 1 were moved from the “Intellectual Property” section of the original filing to the “Licensing and Collaborations” section of Amendment No. 1 in response to the Staff’s prior comments. However, in response to the Staff’s most recent comments, we have revised

United States Securities and Exchange Commission

August 6, 2012

the Registration Statement on page 13 to also include a description of our licensed technology in the “Intellectual Property” section of the Registration Statement and included additional disclosure regarding our material patents and other intellectual property rights.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 39

5.	Please refer to your response to comment 18. Please revise your disclosure to include the costs incurred to date for each project starting with the date you began tracking the costs separately by project. Please clarify in your disclosure that you have not tracked the costs by project since the company’s inception.

RESPONSE TO COMMENT 5:

The Company has revised the Registration Statement on page 39 in response to the Staff’s comment to include the costs incurred to date for each project starting with the date the Company began tracking the costs separately by project. Also on page 39 of the Registration Statement, the Company has clarified its disclosure that it has not tracked the costs by project since the Company’s inception.

Notes to Consolidated Financial Statements

9. Convertible Preferred Stock and Stockholders’ Deficit

2001 Stock Plan and Stock-Based Compensation, page F-19

6.	Please refer to your response to comment 25. Please provide further detail as to how you identified Ablynx NV and MorphoSys AG as industry peers as discussed in ASC 718-10- 55-25. Specify how you considered the stage of life cycle, size, revenue, research and development expenses and financial leverage of these companies. Explain why:

•	Ablynx and MorphoSys have such different volatilities if they are similar to the others.

•	You added two companies to replace the one deleted.

•	You believe it reasonable to use the volatilities of Ablynx and MorphoSys given how different the volatilities are from the others.

•	Volatility for Immunomedics changed from 100% to 69%.

United States Securities and Exchange Commission

August 6, 2012

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company advises the Staff that, when considering the requirements of ASC 718-10-55-25 through 2010, the Company identified peer companies based primarily on the following key criteria in order of priority: (1) industry and category of drug—the companies are public biotechnology companies focused on developing antibody programs, (2) size—under $500 million market capitalization, (3) stage of life cycle—a similar stage of development for their products, and (4) location—based in and trading in the United States. The peer group in 2010 represented all of the companies that fit these criteria. The Company believes that the criterion of being an antibody development company is important because of the unique nature of the business, the unique risks of such companies versus other pharmaceutical approaches, and the specific experience needed for personnel in this field. In recent years, many public antibody development companies in the United States with a market capitalization under $500 million have been acquired, in part for those specific reasons. In 2011, one of the companies in the Company’s peer group, Trubion Pharmaceuticals, was also acquired, leaving the Company with only three companies in its peer group. Given the limited number of comparable companies in the United States, the Company placed less emphasis on the fourth criterion noted above related to location and expanded the peer group to include companies trading on international exchanges in 2011. As the Company expanded the criteria ABLYNX and Morphosys appeared to be comparables, and the Company evaluated these companies considering the following:

	Kalobios	Morphosys(5)	ABLYNX(5)
Category of drug	Antibody	Antibody	Antibody
Size—Market capitalization	<$500 million	<$500 million	<$500 million
Stage of life cycle	Phase I/Phase 2	Phase I/Phase 2	Phase I/Phase 2
Common therapeutic areas	Oncology/inflammation	Oncology/inflammation	Oncology/inflammation
Revenue—annual average for 2006-2011 (1)	$12M	$104M	$24M
R&D expenses—annual average for 2006-2011 (2)	$19M	$48M	$48M
Financial leverage—total average cash and investments as of December 31, 2006-2011 (3)	$26M	$159M	$127M
Financial leverage—average debt/average debt and equity as of December 31, 2006-2011	3%(4)	nil	1%

(1)	Morphosys and ABLYNX generated more revenue than Kalobios. Morphosys generated revenue from providing R&D services by developing targeted antibody technologies for other pharmaceutical companies that further develop the products. However, Morphosys also had self-funded proprietary research and development programs that Kalobios believes are most comparable to the current programs of Kalobios in terms of antibody target, stage and indication. ABLYNX generated its revenue from multiple partnered programs, but also had self funded proprietary research and development programs. As Kalobios further develops its programs and leverages its antibody platform, Kalobios expects to have similar opportunities to these companies to generate additional revenue through future collaborations over the six year expected term of the Company’s stock awards.

(2)	Morphosys and ABLYNX incurred more research and development expenses than Kalobios as they had greater financial resources from having more collaborations and partnerships that enabled them to be able to make additional investments to advance their development efforts. Over the next six years as Kalobios continues to advance its programs and generate more revenue, Kalobios expects to invest similarly at the levels of Morphosys and ABLYNX.

(3)	Morphosys and ABLYNX had greater cash resources than Kalobios as they were both established public companies with greater access to capital. However, as KaloBios expects to continue to progress its development, Kalobios anticipates that its cash resources will increase to the levels of these companies over the next six years.

(4)	Kalobios had a debt facility with a bank as of December 31, 2006 that was repaid in July 2007.

(5)	Converted from euros to U.S. dollars based on average annual exchange rates for 2006-2011.

The peer group used in 2011 includes all the companies that fit the new peer group criteria, which include the same first three key requirements as used previously without geographic limitations.

United States Securities and Exchange Commission

August 6, 2012

Although Morphosys and ABLYNX volatilities are different than the other companies in the peer group, they meet the Company’s key criteria as peer companies. The observed historical volatility of ABLYNX and Morphosys may be lower than the other companies included in the peer group as their cash resources are significant. Relatively large cash positions are not unusual for antibody development companies who often raise larger rounds of capital to fund R&D programs. Kalobios plans to raise capital within the expected term of the stock awards such that the Company’s expected volatility would also be based increasingly on a significant cash position. Morphosys has a more significant source of recurring revenue than that of Kalobios which might affect its volatility, but it has the most comparable program in the industry to any of the Kalobios programs in terms of the antibody (drug) target, stage and indication. As the expected term of the Company’s options is six years, the volatility of the Company’s common stock is estimated over a six year period and the Company therefore believes that the inclusion of these companies in the peer group is appropriate as Kalobios intends to become a public company within eighteen months of the effective date of the Registration Statement and, with greater access to capital, to grow to be even more similar to these companies over the next six years. As these companies are appropriately included in the peer group, their volatilities were appropriately included in the calculation of the Company’s expected volatility even though their volatilities are different from the others in the peer group.

In response to the Staff’s comment, we recalculated the historical observed volatilities for Immunomedics. Upon our recalculation of the volatility for this company in 2010, the Company determined that there was a clerical error and that the volatility used for that company should have been 69-72% rather than the 100-101% used in the Company’s expected volatility calculations. The corrected average volatility for Immunomedics in 2010 of 71% is more comparable to the 68% average volatility for this company in 2011. The Company recalculated the volatility for each of the companies in the peer group as of each valuation date in each of the three years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012 and did not find any additional errors. Adjusting for this error would have decreased the 2010 average volatility used as an input into the Company’s Black Scholes valuation model to 79-80% from the reported 87-88%, and resulted in approximately $1,400, $1,300 and $150 less stock-based compensation expense to be recorded in the years ended December 31, 2010 and 2011 and the three months ended March 31, 2012, respectively. The Company believes these differences to be immaterial to the Company’s financial statements. In the future, in order to ensure that such errors do not recur, the Company will implement procedures to recalculate the volatility of each company in the peer group as of each valuation date to ensure data used in the Company’s analysis is accurate and complete.

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United States Securities and Exchange Commission

August 6, 2012

As you know, the Company’s Registration Statement will automatically become effective on August 11, 2012 and the Company would like to cooperate with the Staff in any way possible to clear any remaining Staff comments prior to that date.

Please do not hesitate to contact me at 650-243-3101 or Bennett Yee, outside counsel to the Company, at 650-463-5244, if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ David Pritchard

David Pritchard

Chief Executive Officer

KaloBios Pharmaceuticals, Inc.

cc:	Bennett L. Yee, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP
1200 Seaport Blvd.
Redwood City, CA 94063